Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Acasti Phama Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 27, 2013 at 1:30 p.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2013 and the auditors’ report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their compensation;

4.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying management proxy circular (the “Circular”) and described in section “Particulars of Matters to be Acted Upon” under “Approval of Amended Stock Option Plan”) confirming and approving the Amended Stock Option Plan of the Corporation, as approved by the Board of Directors on May 22, 2013;

5.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan”) confirming and approving the Equity Incentive Plan of the Corporation, as approved by the Board of Directors on May 22, 2013;

6.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Adoption of By-Law 2013-1) to ratify the advance notice by-law, as approved by the Board of Directors on May 9, 2013;

7.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Approval of the Prepayment Agreement) to ratify and approve the royalty prepayment agreement entered into with Neptune Technologies & Bioressources Inc., as approved by the Board of Directors on December 4, 2012; and

8.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Laval, Québec, May 22, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 17, 2013 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 22, 2013 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (this “Circular”) is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the “Corporation” or “Acasti”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 27, 2013 at 1:30 p.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder of the Corporation who is entitled to vote at the Meeting (a “Shareholder”) is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All Class “A” shares of the Corporation (the “Common Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

NOTICE AND ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings of proxy-related materials to its Shareholders. The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials, including the Notice-and-Access Notification, a form of proxy, the audited annual financial statements of the Corporation for the year ended February 28, 2013, and the MD&A relating to such financial statements on its website (http://www.acastipharma.com/en/investors-relations/financial-reports). The Meeting Materials will be available on the Corporation’s website as of May 24, 2013, and will remain on the website for one full year thereafter. The Meeting Materials, including the Notice-and-Access Notification, a form of proxy, the audited annual financial statements of the Corporation for the year ended February 28, 2013, and the MD&A relating to such financial statements will also be available under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review these online materials when voting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation’s Corporate Secretary by calling toll-free in North America at 1-888-664-9166.

VOTING SHARES

The Corporation’s authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the “Preferred Shares”), issuable in one or more series.

As at May 17, 2013, there were a total of 73,171,288 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at May 17, 2013 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

Other than as set forth below, as at May 17, 2013, to the best knowledge of the Corporation, no corporation and no director or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Common Shares.

Name and address of Shareholder	Number of Common Shares held	% of Voting Rights represented by the Common Shares
Neptune Technologies & Bioressources Inc. (“Neptune”)(2)	41,425,933(1)	56.95%

(1)
Neptune also owns a warrant entitling it to acquire 6,750,000 Common Shares, subject to the final approval of the TSX Venture Exchange, and the approval of the disinterested shareholders of the Corporation at the Meeting, see “Particulars of Matters to be Acted Upon – Approval of Prepayment Agreement” below.

(2)	Neptune is also the parent company of its subsidiary NeuroBiopharm Inc. (“NeuroBiopharm”).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors and the interest of those individuals listed above who are eligible participants in the Amended Stock Option Plan, the Equity Incentive Plan and the adoption of such plans.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2013 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2013 Annual Report (the “Annual Report”) which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The board of directors of the Corporation (the “Board” or the “Board of Directors”) currently consists of five (5) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1, 2013, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Henri Harland (4) Québec, Canada President, Secretary and Chief Executive Officer and Director	President and Chief Executive Officer of Neptune	2008	1,390,030 (1)
Ronald Denis (2,3,4) Québec, Canada Chairman of the Board of Directors and Director	Chief of Surgery at Hôpital du Sacré-Coeur in Montréal	2008	22,500
Valier Boivin (2,3,4) Québec, Canada Director	President of VMCAP Inc.	-	-
Jean-Claude Debard (2,3,4) Saint Ouen l’Aumône, France	President of M Motors Automobiles France	-	-
Harlan W. Waksal (4) New York, United States	Executive Vice-President, Business and Scientific Affairs of the Corporation	-	751,200

(1)	Of this number, 821,750 Shares are owned by a corporation controlled by Mr. Henri Harland.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Governance Committee.

The information as to the number of Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information, is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board of Directors and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Henri Harland – President, Secretary, Chief Executive Officer and Director

Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Henri Harland has been a director and Chief Executive Officer of the Corporation since 2008. His principal occupation is President and Chief Executive Officer of Neptune, a position he has held since Neptune’s incorporation on October 9, 1998. He is the Founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has also held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Valier Boivin – Proposed Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). He has also been a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he also practices business law. Specialized in mergers & acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he has occupied the position of President of the regional economic intervention fund, FIER Ville-Marie, L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Jean-Claude Debard – Proposed Director

Mr. Jean-Claude Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management.

Dr. Harlan W. Waksal – Proposed Director

Dr. Harlan W. Waksal. is the Executive Vice-President, Business and Scientific Affairs at the Corporation. Dr. Waksal is a retired physician, he received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he conducted research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated, a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the board of directors from 1986 until 2001 and as President/Chief Executive Officer from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has also authored multiple patents and patent applications. Dr. Waksal currently serves on the boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors of the Corporation is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors of the Corporation:

(a)
is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Boivin was director of Toptent Inc. when it filed, on December 16, 2009, a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and, as a result, Toptent Inc. was subject to a cease trade order for more than 30 consecutive days. Mr. Valier Boivin was also a director of Pixman Média Nomade Inc. during the year it filed for bankruptcy on March 4, 2010 and, as a result, Pixman Média Nomade Inc. was subject to a cease trade order for more than 30 consecutive days;

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Voting for election of directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as directors of the Corporation; or you can vote for some of these nominees for election as directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation. The auditors will hold office until the next Annual Meeting of shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been acting as the Corporation’s auditors since September 25, 2006.

APPROVAL OF AMENDED STOCK OPTION PLAN

Pursuant to TSX Venture Exchange (“TSXV”) Policy 4.4 (the “Option Policy”), the Corporation is permitted to maintain a “rolling” stock option plan (the “Stock Option Plan”) reserving a maximum of 10% of the issued and outstanding Common Shares for issuance pursuant to stock options (“Options”). In accordance with the Option Policy, rolling option plans must receive Shareholder approval yearly at the Corporation's annual meeting. The Stock Option Plan was approved and adopted by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Common Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

On May 22, 2013, the Board passed a resolution approving an amended and restated stock plan (the “Amended Stock Option Plan”). The Amended Stock Option Plan is subject to TSXV approval. A copy of the Amended Stock Option Plan is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation. Shareholders will therefore be asked at the Meeting to consider and, if thought advisable, to ratify and approve an ordinary resolution approving the Amended Stock Option Plan (the “Option Plan Resolution”), the text of which is reproduced below.

The maximum number of Common Shares that may be issued pursuant to the Stock Option Plan, representing 10% of the Common Shares issued and outstanding, is equal to 7,317,128. As of the date of this Circular, there are 5,292,500 options issued and outstanding under the Stock Option Plan, representing 7.23% of the issued and outstanding Common Shares.

Set forth below is a summary of the amendments approved by the Board on May 22, 2013. The following summary is qualified in all respects by the provisions of the Amended Stock Option Plan. Reference should be made to the Amended Stock Option Option Plan for the complete provisions thereof.

The Board is requesting that Shareholders approve an ordinary resolution approving the amendments to the Stock Option Plan (the “Amended Stock Option Plan”). Pursuant to policy 4.4 of the TSXV on incentive stock options (the “Policy”), the Board adopted the amendments to the Amended Stock Option Plan on May 22, 2013. The proposed amendments deal with, amongst other things:

1.
that the aggregate number of Common Shares reserved for issuance pursuant to the Amended Stock Option Plan, already set at a maximum of 10 % of the issued and outstanding Common Shares of the Corporation, shall now include Common Shares issuable pursuant to the Equity Incentive Plan;

2.
that the aggregate number of Common Shares reserved for issuance pursuant to the Amended Stock Option Plan granted to insiders shall not exceed 10 % of the issued and outstanding Common Shares of the Corporation;

3.	that the grant to insiders of an aggregate number of options, within a 12 month period, shall not exceed 10% of the issued and outstanding Common Shares of the Corporation;

4.	that the grant to any single optionnee of an aggregate number of options ,within a 12 month period, shall not exceed 5% of the issued and outstanding Common Shares of the Corporation;

5.
a hold period which provides that any insider having been granted incentive stock options by the Corporation pursuant to the Amended Stock Option Plan is subject to a four month resale restriction, commencing on the date of grant of such options;

6.	that the exercise price of stock options shall be no less than a price of 0,10$ per Common Share ;

7.	that the minimal exercise price of the stock options shall not be established unless the options are allocated to particular persons;

8.
that options issued to persons retained to provide investor relations activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any three month period; and

9.	that, unless the prior approval of the TSXV is obtained, no acceleration in vesting is permitted in respect of options granted to persons providing investor relations services.

In order to be approved, the policies of the TSXV require that the Amended Stock Option Plan be approved by a majority of the votes cast by all Shareholders at the Meeting. Accordingly, at the Meeting, Shareholders will be asked to approve the following resolution:

“WHEREAS the stock option plan of Acasti Pharma Inc. (the “Corporation”) was adopted by the Board of Directors of the Corporation on May 25, 2011 and amended on May 22, 2013 (the “Stock Option Plan”);

WHEREAS the Board of Directors of the Corporation wishes to amend the Stock Option Plan, the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the Board of Directors of the Corporation is requesting that shareholders of the Corporation approve this ordinary resolution approving the Stock Option Plan of the Corporation, as amended as more fully described in the Circular (the “Amended Stock Option Plan”);

RESOLVED THAT:

1.	the Amended Stock Option Plan of the Corporation, as described in the Circular, be and the same is hereby ratified, confirmed and approved;

2.
any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

To be adopted, the policies of the TSXV require that the resolution approving the Amended Stock Option Plan (the “Option Plan Resolution”) be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE OPTION PLAN RESOLUTION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Option Plan Resolution.

APPROVAL OF EQUITY INCENTIVE PLAN

The Corporation will seek approval of disinterested Shareholders at the Meeting to adopt the Corporation’s equity incentive plan (the “Equity Incentive Plan”) adopted by the Board on May 22, 2013. The Equity Incentive Plan is subject to TSXV approval. A copy of the Equity Incentive Plan is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

The Corporation’s Stock Option Plan provides only for the grant of stock options as equity incentive awards. As of May 17, 2013, 2,025,629 Common Shares, representing 2.77% of the Corporation’s issued and outstanding Common Shares, remained available for issuance under the Stock Option Plan. As a result of the Corporation’s desire for more flexibility in granting certain equity incentive awards, including Bonus Shares, Restricted Shares, Restricted Share Units, Performance share Units, Deferred Share Units and Other Stock-Based Awards (collectively referred to as “Awards”), the board of directors unanimously adopted the Equity Incentive Plan on May 22, 2013, subject to shareholder approval.

The total number of Common Shares that will be available for issuance under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares representing 2.5% of the issued and outstanding Common Shares of the Corporation as at the date of this Circular, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the Toronto Stock Exchange, shall not exceed 2.5% of the issued and outstanding Common Shares of the Corporation from time to time. A summary of the Equity Incentive Plan is set forth below.

Currently, the Corporation’s Common Shares are listed for trading on the TSXV. There is no guarantee that (i) the Corporation will apply for a listing of its Common Shares on the Toronto Stock Exchange, or (ii) if the Corporation applies for a listing of its Common Shares on the Toronto Stock Exchange, that such listing application will be approved.

In order to be approved, the policies of the TSXV require that the Equity Incentive Plan be approved by a majority of the votes cast by all disinterested Shareholders at the Meeting. Accordingly, at the Meeting, disinterested Shareholders will be asked to approve the following resolution:

“WHEREAS the board of directors of the Corporation wishes to adopt and implement the Equity Incentive Plan, the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the board of directors of the Corporation is requesting that disinterested shareholders of the Corporation approve this ordinary resolution approving the Equity Incentive Plan of the Corporation (the “Equity Incentive Plan”);

WHEREAS, if and when the Corporation becomes a “Tier 1 Issuer” in accordance with the rules and policies of the TSX Venture Exchange, or if the TSX Venture Exchange otherwise accepts the granting of Restricted Shares, Restricted Share Units, Performance share Units, Deferred Share Units and/or Other Stock-Based Awards under the Equity Incentive Plan, the TSX Venture Exchange may require an additional approval of the Equity Incentive Plan by the disinterested shareholders of the Corporation at such time;

RESOLVED THAT:

1.	The Equity Incentive Plan, as described in the Circular be and is hereby ratified, confirmed and approved;

2.
Pursuant to the Equity Incentive Plan, if, and for so long as the common shares of the Corporation are listed on the TSX Venture Exchange, the Corporation will have 1,829,282 of its issued and outstanding common shares reserved for issuance under the Equity Incentive Plan, representing 2.5% of the Corporation’s issued and outstanding common shares as at the date of this Circular; and

3.
Pursuant to the Equity Incentive Plan, if, and for so long as the common shares of the Corporation are listed on the Toronto Stock Exchange, the Corporation will have 2.5% of its issued and outstanding common shares from time to time reserved for issuance under the Equity Incentive Plan, and that upon listing of the common shares of the Corporation on the Toronto Stock Exchange, the Corporation shall therefore have a  combined total of 12.5% of its issued and outstanding common shares reserved for issuance under its two share-based compensation plans (10% under the Stock Option Plan and 2.5% under the Equity Incentive Plan);

4.
If, and so long as the common shares of the Corporation are listed on the Toronto Stock Exchange, the Equity Incentive Plan will be subject, every three years, to the ratification, confirmation and approval by the shareholders of the Corporation in accordance with the rules and requirements of the Toronto Stock Exchange, the first such ratification, confirmation and approval by the shareholders of the Corporation occurring no later than May 21, 2016, in order for the Equity Incentive Plan to remain valid; and

5.
Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the Equity Incentive Plan, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

To be adopted, the policies of the TSXV require that the resolution approving the Equity Incentive Plan (the “Equity Incentive Plan Resolution”) be approved by at least a majority of the disinterested Shareholders of the Corporation, present in person or represented by proxy. If and when the Corporation becomes a “Tier 1 Issuer” in accordance with the rules and policies of the TSX Venture Exchange, or if the TSX Venture Exchange otherwise accepts the granting of Restricted Shares, Restricted Share Units, Performance share Units, Deferred Share Units and/or Other Stock-Based Awards under the Equity Incentive Plan, the TSX Venture Exchange may require an additional approval of the Equity Incentive Plan by the disinterested shareholders of the Corporation at such time. In addition, if and when the Common Shares of the Corporation are listed on the Toronto Stock Exchange, the Toronto Stock Exchange may require an additional approval of the Equity Incentive Plan by the disinterested shareholders of the Corporation at such time. For the purposes of the adoption of the Equity Incentive Plan Resolution, the term “disinterested Shareholders” shall exclude (i) insiders of the Corporation to whom Awards may be granted under the Equity Incentive Plan and their associates, and (ii) Neptune. To the knowledge of the Corporation, if all voting rights are exercised, the total number of Common Shares that will be excluded from the vote of disinterested shareholders on the Equity Incentive Plan Resolution adds up to a total of 44,420,844 Common Shares.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE EQUITY INCENTIVE PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT DISINTERESTED SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE EQUITY INCENTIVE PLAN RESOLUTION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Equity Incentive Plan Resolution.

Equity Incentive Plan – Summary

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the Equity Incentive Plan is to promote the Corporation’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom certain equity incentive awards, including Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and Other Stock-Based Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration. Under the Equity Incentive Plan, the board of directors can, at any time, appoint a committee to, among other things, interpret, administer and implement the Equity Incentive Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the Equity Incentive Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the Equity Incentive Plan will be administered by the board of directors).

Eligible Persons. Under the Equity Incentive Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of the Corporation (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted under the Equity Incentive Plan.

Number of Securities Reserved for Issuance. Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares of the Corporation reserved for issuance pursuant to Awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares representing 2.5% of the issued and outstanding Common Shares as at the date of this Circular, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the Toronto Stock Exchange, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time. Accordingly, if, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the Equity Incentive Plan will only be subject to the 2.5% maximum described above and will no longer be subject to a maximum that takes into account options granted under the Stock Option Plan. Therefore, upon such listing of the Common Shares on the Toronto Stock Exchange, the Corporation would automatically have a combined total of 12.5% of its issued and outstanding Common Shares reserved for issuance under its two share-based compensation plans (10% under the Stock Option Plan and 2.5% under the Equity Incentive Plan).

The aggregate maximum number of Common Shares available under the Equity Incentive Plan may be used for any type of Award. Subject to the provisions and restrictions of the Equity Incentive Plan, if any Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, the number of Common Shares in respect of which Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, as the case may be, will again be immediately available for purchase pursuant to Awards granted under the Equity Incentive Plan. All Awards granted pursuant to the Equity Incentive Plan must be settled in Common Shares or other share-based awards.

Maximum Grant to Any One Participant. If, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless the Corporation has obtained disinterested approval for such grant). If, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the number of Common Shares reserved for issuance to any one Participant pursuant to the Equity Incentive Plan may not, in aggregate, exceed 5% of the total number of issued and outstanding Common Shares.

Maximum Grant to Any Participants that are Insiders. If, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

Maximum Grant to Any One Consultant. If, and for so long as the Common Shares are listed on the TSXV, no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant in any 12 month period.

Maximum Grant to Any One Investor Relations Employee. If, and for so long as the Common Shares are listed on the TSXV, no more than an aggregate of 2% of the issued and outstanding Common Shares may be granted to an employee conducting investor relations activities in any 12 month period.

Bonus Shares. The board of directors is authorized to grant, in its sole and absolute discretion, fully paid and non-assessable Bonus Shares to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. A Bonus Share Award will be subject to a Bonus Share Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows.

Restricted Shares. If, and for so long as (i) the Corporation is a Tier 1 issuer on the TSXV, (ii) the Common Shares are listed on the Toronto Stock Exchange, or (iii) the prior approval of the of the stock exchange on which the Common Shares are listed for trading is obtained, the board of directors is authorized to grant Restricted Shares to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. Subject to the provisions of the Equity Incentive Plan and any applicable Award agreement, the Eligible Person shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. A Restricted Share Award will be subject to a Restricted Share Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange on which the Common Shares are listed for trading allows. The number of Restricted Shares to be credited to each Eligible Person’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

In addition to any other restrictions set forth in a Eligible Person’s Award agreement, until such time that the restricted period for the Restricted Shares has lapsed pursuant to the terms of the applicable Award agreement, which restricted period the Board may in its sole discretion accelerate at any time, the Eligible Person shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.

For the purposes of the Equity Incentive Plan, “Market Price” at any date in respect of the Common Shares shall be the closing price of Common Shares on the Toronto Stock Exchange (and if listed on more than one stock exchange, then the highest of such closing prices) on the last business day prior to the relevant date (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade on such business day, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

Restricted Share Units. If, and for so long as (i) the Corporation is a Tier 1 issuer on the TSXV, (ii) the Common Shares are listed on the Toronto Stock Exchange, or (iii) the prior approval of the of the stock exchange on which the Common Shares are listed for trading is obtained, the board of directors is authorized to grant Restricted Share Units (“RSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. The number of RSUs to be credited to each Eligible Persons’ account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. A Restricted Share Unit Award will be subject to a Restricted Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows.

The Board shall have the authority to condition the grant of RSUs upon the attainment of specified performance goals, or such other factors (which may vary as between awards of RSUs) as the Board may determine in its sole discretion. The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

Performance Share Units. If, and for so long as (i) the Corporation is a Tier 1 issuer on the TSXV, (ii) the Common Shares are listed on the Toronto Stock Exchange, or (iii) the prior approval of the of the stock exchange on which the Common Shares are listed for trading is obtained, the board of directors is authorized to grant Performance Share Units (“PSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. A Performance Share Unit Award will be subject to a Performance Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows. The number of PSUs to be credited to each Participant’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

A Performance Share Unit granted under the Equity Incentive Plan may be denominated in Common Shares and will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the board of directors establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Units granted, the amount of any payment or transfer to be made pursuant to any Performance Share Units and any other terms and conditions of the Performance Share Units will be determined by the board of directors.

Deferred Share Units. If, and for so long as (i) the Corporation is a Tier 1 issuer on the TSXV, (ii) the Common Shares are listed on the Toronto Stock Exchange, or (iii) the prior approval of the of the stock exchange on which the Common Shares are listed for trading is obtained, the board of directors is authorized to grant Deferred Share Units (“DSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. A Deferred Share Unit Award will be subject to a Deferred Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows. The number of DSUs to be credited to each Participant’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. Deferred Share Units shall be settled on the date established in the Award agreement; provided, however that in no event shall a Deferred Share Units Award be settled prior to the date of the applicable Participant’s separation from service.  If the Award agreement does not establish a date for the settlement of the Deferred Share Units, then the settlement date shall be the date of separation from service.

Other Share-Based Awards. The board of directors is authorized to grant to an Eligible Person, subject to the terms of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading, such other share-based Awards consisting of a right (A) which is other than a Restricted Share, a Restricted Share Unit, a Performance Share Unit, or a Deferred Share Unit and (B) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the board of directors to be consistent with the purpose of the Equity Incentive Plan.

If, and for so long as the Common Shares are listed on the TSXV, the Board must obtain approval from the TSXV prior to the granting of Other Share-Based Awards.

Causes of Cessation. In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, then unless otherwise determined by the board of directors and set forth in an Award agreement, any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date the Participant ceases to be an Eligible Person are immediately forfeited to the Corporation on such date.

In the event of the termination of the Participant as a director, officer, employee or consultant for cause, all Awards held by such Participant will be immediately forfeited to the Corporation

In the event of the death or disability of a Participant prior to the Participant ceasing to be an Eligible Person (A) a portion of the next instalment of any Awards due to vest (or for which the restricted period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of Awards next due to vest  (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) to the date of disability or death and the denominator of which is the number of days between the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) and the date of vesting (or lapse of restricted period) of the next instalment of the Awards; (B) unless otherwise determined by the board of directors and set forth in an Award agreement and subject to subsection (C), any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date of disability or death are immediately forfeited to the Corporation on the date of disability or death; and (C) such Participant’s eligibility to receive further grants of Awards under the Equity Incentive Plan ceases as of the date of disability or death.

Where a director’s term of office terminates for any reason other than death or disability of the director or a breach by the director of his or her fiduciary duty to the Corporation (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the termination date, provide for the vesting (or lapse of restrictions) of any or all Awards held by a director on the termination date.

Assignability. Awards granted under the Equity Incentive Plan are non-transferable and non-assignable to anyone. Awards granted under the Equity Incentive Plan may only be exercised by the Participant, or in the event of the death of the Participant, the Participant’s legal representative.

Procedure for Amending. Subject to terms of the Equity Incentive Plan and any applicable requirements of the stock exchange which the Common Shares are listed for trading, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

1.	making any amendments to the general vesting provisions or restricted period of each Award;

2.	making any amendments to the provisions governing the termination of employment or services;

3.
making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

4.
making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and directors, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and directors; or

5.
making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Notwithstanding the foregoing, both the approval of the stock exchange which the Common Shares are listed for trading and the approval of shareholders is required for amendments (A) which would increase the number of Common Shares issuable under the Equity Incentive Plan, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, and (B) which would increase the number of Common Shares issuable to insiders of the Corporation, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan.

Subject to the terms of the Equity Incentive Plan with respect to a change in control of the Corporation, the board of directors shall not materially adversely alter or impair any rights or increase any obligations with respect to an Award previously granted under the Equity Incentive Plan without the consent of the Participant, as the case may be.

Other Material Information. Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a change in control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Common Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the board of directors will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of Shares that may be acquired on the vesting of outstanding Awards and/or (b) the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Board will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Where the Board determines that the steps provided in the two immediately preceding paragraphs would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate vesting of any unvested Awards and immediate lapse of any restricted period.

The Board may, in its discretion, at any time prior to or following the termination of employment or services of a Participant, permit the acceleration of vesting (or restricted period) of any or all Awards, all in the manner and on the terms as may be authorized by the Board.

The board of directors shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control.  The board of directors may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the board of directors may determine prior to the change in control.  Further, the board of directors shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

All option agreements entered into under the Stock Option Plan and future option grants will continue to be governed by the terms of the Stock Option Plan.

ADOPTION OF BY-LAW 2013-1

On March 9, 2013, the Board adopted By-Law 2013-1 (the “Advance Notice By-Law”), which requires that advance notice be given to the Corporation  in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Quebec Business Corporation Act (the “QBCA”); or (ii) a shareholder proposal made pursuant to the provisions of the QBCA. The Advance Notice By-Law is subject to TSXV approval. A copy of the Advance Notice By-Law is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law will allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

Shareholders are being asked to ratify the Advance Notice By-Law of the Corporation by passing the following ordinary resolution:

“WHEREAS the by-law relating to the advance notice requirements for the nomination of directors (the “Advance Notice By-Law”) of Acasti Pharma Inc. (the “Corporation”) was adopted by the Board of Directors of the Corporation on May 9,2013;

WHEREAS the Board of Directors of the Corporation wishes to amend the Articles of the Corporation in order to incorporate advance notice requirements for the nomination of directors, the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the Board of Directors of the Corporation is requesting that shareholders of the Corporation approve this ordinary resolution ratifying the Advance Notice By-Law;

RESOLVED THAT:

1.	the Advance Notice By-Law (By-Law No. 2013-1) adopted by the Board of Directors of the Corporation and as described in the Circular, be ratified;

2.
any Director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all acts and things, as such Director or officer may determine necessary or advisable to give effect to this resolution.”

To be adopted, the resolution approving the Advance Notice By-Law of the Corporation (the “Advance Notice By-Law Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE ADVANCE NOTICE BY-LAW RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE ADVANCE NOTICE BY LAW STOCK RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Advance Notice By-Law Resolution.

APPROVAL OF PREPAYMENT AGREEMENT

On December 4, 2012, the Corporation announced it has entered into a prepayment agreement (the “Prepayment Agreement”) with Neptune, Acasti’s controlling shareholder, pursuant to which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune (the “License Agreement”) to pay in advance all of the future royalties payable under the License Agreement (the “Prepayment”).

The value of the Prepayment, confirmed by an independent valuation expert using the pre-established Prepayment formula set forth in the License Agreement, amounts to approximately $15.5 million, which will be paid through the issuance of 6,750,000 Common Shares of the Corporation, issuable at a price of $2.30 per Common Share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The Prepayment Agreement and the issuance of the Common Shares to Neptune have been conditionally approved by the TSXV and are subject to the approval of disinterested shareholders of the Corporation. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune’s intellectual property under license.

Accordingly, disinterested Shareholders are being asked to approve the Prepayment Agreement and the issuance of Common Shares upon the exercise of the warrant thereto by passing the following resolution:

“WHEREAS Neptune Technologies & Bioressources Inc. (“Neptune”) and the Corporation entered into a technology license agreement on August 7, 2008 (the “License Effective Date”), which was amended on February 20, 2009 and January 28, 2011 (as amended, the “License Agreement”), pursuant to which Neptune granted to the Corporation a license to use licensed intellectual property (the “Licensed Intellectual Property”) in consideration for the payment of Royalties by the Corporation.

WHEREAS Effective August 7, 2011, the Corporation is not required to pay any Royalties on Over-the-Counter Products as the Corporation abandoned its right to develop Over-the-Counter Products pursuant to the License Agreement.

WHEREAS Pursuant to terms and conditions of the License Agreement, at any time after one year following the License Effective Date, the Corporation may, at its option, pay in advance all or part of any future Royalties which will become payable under of the License Agreement, in cash or through the issuance of Common Shares in the share capital of the Corporation (the “Shares”).

WHEREAS The Board of Directors believes it is in the best interest of the Corporation to exercise its option to pay in advance all of the future Royalties payable through the issuance of Shares issuable upon the exercise of a warrant, the whole in accordance with the terms and conditions of the License Agreement and the prepayment agreement (the “Prepayment Agreement”) to be entered into between Neptune and the Corporation the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”).

RESOLVED THAT:

1.	the Prepayment Agreement, as described in the Circular, be and is hereby ratified and the transaction contemplated thereto approved;

2.
the issuance by the Corporation of a warrant certificate to Neptune, and the warrant shares to be issued pursuant to its exercise, entitling it to acquire 6,750,000 Shares at a price of $2.30 per Share (the “Warrant”), subject to the terms and conditions of the Prepayment Agreement, be and is hereby approved; and

3.
Any officer or director of the Corporation or counsel for the Corporation be and is hereby authorized, empowered and directed to do and perform all such acts and things and to execute, deliver and file, in the name and on behalf of the Corporation, or otherwise, all such documents as such officers, directors or counsel shall deem necessary or proper in order to carry the above resolutions and to complete all transactions in connection with the Prepayment Agreement”.

To be adopted, the above Prepayment Agreement resolution (the “Prepayment Agreement Resolution”) must be approved by at least a majority of the disinterested shareholders of the Corporation, present in person or represented by proxy. For the purposes of the adoption of the Prepayment Agreement Resolution, the term “disinterested shareholders” shall exclude Neptune and non-arm’s length parties to Neptune.To the knowledge of the Corporation, if all voting rights are exercised, the total number of Common Shares that will be excluded from the vote of disinterested shareholders on the Prepayment Agreement Resolution adds up to a total of 45,481,010 Common Shares.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE PREPAYMENT AGREEMENT RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT DISINTERESTED SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE PREPAYMENT AGREEMENT RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Prepayment Agreement Resolution.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

EXECUTIVE COMPENSATION

Director Compensation

During the financial year ended February 28, 2013, both Mr.Henri Harland and Mr. Michel Chartrand did not receive any compensation by the Corporation in their capacity as directors and were not considered by the Board as being “independent” within the meaning of NI 52-110.

The compensation paid to the directors of the Corporation is a combination of meeting fees, annual compensation, stock options and warrant-based awards. In addition to acting as directors of the Corporation, Mr. Henri Harland, Mr. Michel Chartrand and Mr. Ronald Denis also occupied the position of executive officer and/or director of Neptune and were remunerated by Neptune in those capacities. For a description of the compensation paid to the directors of the Corporation who rendered services to Neptune or other subsidiaries of Neptune during the financial year ended February 28, 2013, we refer you to Neptune Technologies & Bioressources Inc.’s management proxy circular dated May 22, 2013 available on Sedar at www.sedar.com (the “Neptune Circular”).

Mr. Henri Harland only receives compensation from the Corporation in his capacity as President, Secretary and Chief Executive Officer of the Corporation. Accordingly, for all the information relating to Mr. Henri Harland’s compensation, please refer to the Named Executive Officer Section of this Circular. Mr. Michel Chartrand only received compensation from Neptune in his capacity as Chief Operating Officer of Neptune. Accordingly, for all the information relating to Mr. Michel Chartrand’s compensation, please refer to the Named Executive Officer Section of the Neptune Circular.

Summary Compensation Table: Attendance Fees for Independent Directors

The total compensation and fees paid to the independent directors by the Corporation during the financial year ended on February 28, 2013 are set out in the following tables:

	Ronald Denis(1)	Marc LeBel	Martin Godbout
Annual fixed compensation	$15,000	$15,000	$15,000
Fee for Director, per Board meeting attended	$1500	$1500	$1500
Fee for Directors, per Board meeting attended by way of conference call	$750	$750	$750
Fee for Member Committee, per Board Committee meeting attended	$750	$750	$750
(1)	President of the Board of Directors and of the Governance Committee of the Corporation.

The total compensation paid to the directors by the Corporation during the financial year ended on February 28, 2013 is set out in the following table:

Name and Principal Position	Year ended February 28	Salary ($)	Option-based/Warrant-based awards(1) ($)	Annual incentive plans ($)	All other compensation ($)(2)	Total compensation ($)
Marc LeBel	2013 2012	24,750 22,500	60,493 41,840	- -	- -	85,243 64,340
Ronald Denis(3)	2013 2012 2011	24,750 22,500 6,375	60,493 62,760 5,836	- - -	- - -	85,243 85,260 12,211
Martin Godbout	2013 2012	24,750 22,500	60,493 41,840	-	-	85,243 64,340
(1)
For the period ending February 28, 2013, the fair market value of the option-based awards is based on a fair value of $1.21 per option granted to all directors for the April 11, 2012 awards; for the period ending on February 29, 2012, the fair market value of the option-based awards is based on a fair value of $0.84 per option granted to all directors for the June 16, 2011 awards; for the period ending on February 28, 2011, the fair market value of the warrant-based awards is based on a fair value of $0.23 per warrant granted to Mr. Ronald Denis for the July 13, 2010 awards. The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
The value of perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during 2013, 2012 or 2011.

(3)	President of the Board and of the Audit Committee.

The Corporation’s options and warrants were respectively awarded and transferred to the directors of the Corporation as compensation for additional responsibilities and workload attributable to the position they held in the Corporation.

Option-Based and Warrant-Based Awards for Independent Directors

The following table provides information on the number and value of each independent director’s outstanding options and warrants at the end of the financial year ended February 28, 2013.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)1
Marc LeBel
April 11, 2012	50,000	2.10	April 11, 2017	12,500
June 16, 2011	50,000	1.40	June 16, 2016	47,500
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2017	12,500
June 16, 2011	75,000	1.40	June 16, 2016	71,250
October 8, 2008	25,000	0.25	October 8, 2018	52,500
Martin Godbout
April 11, 2012	50,000	2.10	April 11, 2017	12,500
June 16, 2011	50,000	1.40	June 16, 2016	47,500
        (1)   Calculation is based on the price of $2.35 for the Corporation’s shares on February 28, 2013 on the TSXV.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Ronald Denis
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
October 8, 2008	175,000	0.25	October 8, 2013	367,500
(1)	Calculation is based on the price of $2.35 for the Corporation’s shares on February 28, 2013 on the TSXV
(2)	The transfer of warrants of the Corporation was performed by Neptune in consideration of a transfer premium of $0.25 included in the price, payable to Neptune upon exercise of the warrants.

        Note: Mr. Marc LeBel and Mr. Martin Godbout did not have any warrant-based awards issued to them by the Corporation.

The Corporation’s options and warrants were respectively awarded and transferred to the directors of the Corporation as compensation for additional responsibilities and workload attributable to the position they held in the Corporation.

Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013

The following table sets out the value of stock options and warrants of the Corporation held by the directors of the Corporation that vested during the financial year ended on February 28, 2013:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013($)
Ronald Denis	45,000
Marc LeBel	23,125
Martin Godbout	23,125

Compensation of Named Executive Officers

During the financial year ended February 28, 2013, the Corporation had five Named Executive Officers of the Corporation, being, Henri Harland, the Corporation’s President, Secretary and Chief Executive Officer (“CEO”), Tina Sampalis, Chief Global Strategy Officer, Xavier Harland, Chief Financial Officer (“CFO”), Pierre Lemieux, Chief Operating Officer and Harlan Waksal, Executive Vice-President, Business and Scientific Affairs.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Oversight, Governance and Risk Management

The Corporation’s executive compensation program is administered by the Compensation Committee of the Board. During the year ended February 28, 2013, the Compensation Committee was comprised of three members; Dr. Ronald Denis, Marc LeBel and Martin Godbout. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success. All Compensation Committee members are independent.

The Compensation Committee’s mandate includes reviewing and making recommendations to the Board in respect of compensation matters relating to the NEOs which are identified in the “Summary Compensation Table – Named Executive Officers” below. As well, the Compensation Committee determined the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee also reviews the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance relative to objectives set. The Compensation Committee meets at least annually. The Compensation Committee also meets at other times during the year as necessary, such as when a component of the Corporation’s overall compensation package, including the Stock Option Plan (as described below under “Stock Option Plan”), is being amended or reviewed.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Discussion & Analysis

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options. The Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation, individual performance and contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Executive compensation is based on payment in connection with the responsibilities and duties held within the Corporation, as well as for performance of the NEOs and the desire to remain competitive with other firms of comparable size in similar fields. Compensation of executive officers is comprised of a base salary and variable components in the form of an annual bonus opportunity, stock options and warrants. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board, generally based on actual versus budgeted results. Generally, new stock option grants and new warrants do not take into account the number of outstanding options and warrants.

The accountability for decisions on executive compensation is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock option grants and bonus awards. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own compensation package. The CEO’s salary is based on comparable market considerations and the Compensation Committee’s assessment of his performance, with regards to the Corporation’s financial performance and progress in achieving strategic goals.

The Compensation Committee is satisfied that the Corporation’s compensation structure appropriately takes into account the factors relevant to the industry, the Corporation’s performance within that industry, and the individual contributions to the Corporation’s performance made by its NEOs.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation awarded during the financial year ended February 28, 2013, the four following components were examined:

(i)	base salary;
(ii)	cash bonuses;
(iii)	grant of stock options by the Corporation;
(iv)	other elements of compensation, consisting of benefits.

Base Salary

The base salary of the Corporation’s Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

Cash Bonuses

The Corporation may award cash bonuses to executive officers and employees of the Corporation from time to time. The amount of the bonus that each individual may be eligible for is set in relation to a formula based on specific criteria, such as the Corporation’s performance (i.e., sales, profits, budgets, etc.), the individual’s performance (business development, individual objectives, etc.) and the overall stock market performance of the Corporation. The payment of bonuses is subject to the final approval of the Board and the board has the discretion to amend or veto bonuses in its sole discretion. For the year ended February 28, 2013, no cash bonuses were awarded by the Corporation to executive officers or employees.

Stock Options

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation. For more a more detailed description of the Corporation’s Stock Option Plan, see below.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2013 and allocated to the Corporation. For a description of the compensation of the Named Executives Officers that includes compensation for their roles with Neptune and NeuroBiopharm Inc., refer to the information relating thereto in the Neptune Circular.

Name and Principal Position	Year ended February 28/29	Salary ($)	Option-based/Warrant-based awards(1)(2) ($)	Annual incentive plans ($)(3)	All other compensation ($)(4)(5)	Total compensation ($)
Henri Harland President, Secretary and Chief Executive Officer	2013 2012 2011	106,402 115,000 85,000	368,659 251,040 40,855	- 11,500 53,125	- - -	475,061 377,540 178,980
Tina Sampalis Chief Global Strategy Officer	2013 2012 2011	194,205 205,625 162,500	167,956 182,558 35,155	- 28,000 32,500	- - -	362,161 416,183 230,155
Xavier Harland Chief Financial Officer	2013 2012 2011	118,038 112,500 24,785	191,073 146,040 5,627	- 39,375 12,455	- - -	309,111 297,915 42,867
Pierre Lemieux Chief Operating Officer	2013 2012 2011	190,769 139,408 120,492	167,956 146,046 57,513	- 8,000 5,805	- - -	358,725 285,454 183,810
Harlan Waksal Executive Vice-President, Business and Scientific Affairs	2013 2012	60,000 25,000	246,533 256,149	- -	- -	306,533 281,149
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ending on February 28, 2013, the fair market value of the April 11, 2012 option-based awards is based on a fair value of $1.12 per option granted to Mrs. Tina Sampalis and Mr. Pierre Lemieux, $0.96 per option granted to Mr. Xavier Harland and $1.23 per option granted to Messrs. Henri Harland and Harlan Waksal.

For the period ending on February 29, 2012, (i) the fair market value of the June 16, 2011 option-based awards is based on a fair value of $0.73 per option granted to Mrs. Tina Sampalis, Mr. Pierre Lemieux and Mr. Xavier Harland, $0.84 per option granted to Mr. Henri Harland and $0.86 per option granted to Mr. Harlan Waksal; (ii) the fair market value of the May 21, 2011 warrant-based awards is based on a fair value of $0.51 per warrant transferred to Mr. Harlan Waksal.

For the period ending on February 28, 2011, (i) the fair market value of the April 13, 2010 warrants-based awards is based on a fair value of $0.23 per warrant transferred to Mr. Pierre Lemieux; (ii) the fair market value of the July 13, 2010 warrant-based awards is based on a fair value of $0.23 per warrant transferred to Mr. Henri Harland and Mr. Xavier Harland, and $0.20 per warrant transferred to Mrs. Tina Sampalis.
(3)	For the periods ended on February 28, 2011 and February 29, 2012, the bonuses presented are calculated on the basis on what was payable as of their respective year end.
(4)	The NEOs do not receive pension benefits, perquisites or other annual compensation.
(5)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2013, 2012 or 2011.

Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants held by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation’s executives with those of its shareholders.

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan” of this Circular.

Stock Option Plan

The Corporation’s Stock Option Plan was adopted by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Common Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

On May 22, 2013, the Board approved an amendment to the Stock Option Plan in order to comply with the revised regulations of the TSX Venture Exchange governing stock option plans. The amendments to the Stock Option Plan remain subject to shareholders’ approval at the Meeting. The amendments are described above under the heading “Approval of Amended Stock Option Plan” of this Circular.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Common Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Common Shares of the Corporation representing, from time to time, up to 10% of the issued Common Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding and issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Pursuant to the rules of the TSXV, the Stock Option Plan must be approved each year by the shareholders of the Corporation at its annual meeting.

Equity Incentive Plan

On May 22, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan remains subject to disinterested shareholders’ approval at the Meeting.

The Equity Incentive Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of Awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan.

For a full description of the Equity Incentive Plan see “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan” above.

Outstanding Option-Based and Warrant-Based Awards

The following tables set out all awards of stock options and grant of warrants outstanding to each Named Executive Officer at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2013.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options* ($)
Henri Harland President, Secretary and Chief Executive Officer
April 11, 2012	300,000	2,10	April 11, 2017	75,000
June 16, 2011	300,000	1.40	June 16, 2016	285,000
October 8, 2008	200,000	0.25	October 8, 2018	420,000
Tina Sampalis Chief Global Strategy Officer
April 11, 2012	150,000	2,10	April 11, 2017	37,500
June 16, 2011	250,000	1.40	June 16, 2016	237,500
October 8, 2008	200,000	0.25	October 8, 2018	420,000
Xavier Harland Chief Financial Officer
April 11, 2012	200,000	2,10	April 11, 2017	50,000
June 16, 2011	200,000	1.40	June 16, 2016	190,000
October 8, 2008	50,000	0.25	October 8, 2018	105,000
Pierre Lemieux Chief Operating Officer
April 11, 2012	150,000	2,10	April 11, 2017	37,500
June 16, 2011	200,000	1.40	June 16, 2016	190,000
Harlan Waksal Executive Vice-President, Business & Scientific Affairs
April 11, 2012	200,000	2,10	April 11, 2017	50,000
June 16, 2011	200,000	1.40	June 16, 2016	190,000
(*) Calculation is based on the price of $2.35 for the Corporation’s shares on February 28, 2013 on the TSXV.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland President, Secretary and Chief Executive Officer
July 13, 2010	175,000	0.50(2)	October 8, 2013	323,750
October 8, 2008	1,250,000	0.25	October 8, 2013	2,625,000
Tina Sampalis Chief Global Strategy Officer
July 13, 2010	175 000	0.50(2)	October 8, 2013	323,750
October 8, 2008	1,250,000	0.25	October 8, 2013	2,625,000
Xavier Harland Chief Financial Officer
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
October 8, 2008	150,000	0.25	October 8, 2013	315,000
Pierre Lemieux Chief Operating Officer
July 13, 2010	195,000	0.50(2)	October 8, 2013	360,750
Harlan Waksal Executive Vice-President, Business & Scientific Affairs
May 25, 2011	165,000	1.25 (3)	October 8, 2013	181,500
(1)Calculation is based on the price of $2.35 for the Corporation’s shares on February 28, 2013.
(2)The transfer of warrants of the Corporation was performed by Neptune in consideration of a transfer premium of $0.25 included in the price, payable to Neptune upon exercise of the warrants.
(3)The transfer of warrants of the Corporation was performed by Neptune in consideration of a transfer premium of $1.00 included in the price, payable to Neptune upon exercise of the warrants.

Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013

The following table sets out the value of stock options and warrant of the Corporation and held by the Named Executive Officers that vested during the financial year ended on February 28, 2013:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013($)
Henri Harland	210,000
Tina Sampalis	186,875
Xavier Harland	113,750
Pierre Lemieux	302,500
Harlan Waksal	256,238

Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations.

Performance Graph

On February 28, 2013, the closing price of the Common Shares of the Corporation on the TSXV was $2.35 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the TSXV, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

Note: The Corporation’s shares were listed on the TSXV for the first time on March 31, 2011 (CA: APO).

Return on a $100 Investment from March 31, 2011 to February 28, 2013

Despite the positive financial performance of the Corporation during the last year, no increase in salary was granted nor premiums, however, stock options to purchase Common Shares were granted during the financial year ending on February 28, 2013.

The Compensation Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2013, the share-based compensation plans of the Corporation pursuant to which Common Shares can be issued from treasury. All Corporation plans pursuant to which any options or awards have been issued and are outstanding have been approved by the shareholders. The number of shares which appears below in the line “Share-based compensation plan approved by the Shareholders” refers to the Stock-Option Plan.

Plan category	(A) Number of Shares to be issued following the exercise of outstanding stock options (Common Shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Share-based compensation plan approved by the Shareholders	5,216,250	1.55	2,094,502
Share-based compensation plan unapproved by the Shareholders	-	N/A	N/A(1)(2)
(1)
On May 22, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to, amongst other, provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan remains subject to shareholders’ approval, as described above (see “Particulars of Matters to be Acted Upon” under “Adoption of the Equity Incentive Plan”).

(2)
The number of Shares reserved for issuance and which will be available for issuance pursuant to awards granted under this Equity Incentive Plan will be equal to a number that, if, and for so long as the Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares representing 2.5% of the issued and outstanding Shares of the Corporation as of the date of this Circular, and (ii) 10% of the issued and outstanding Shares, which number shall include Shares issuable pursuant to the Stock Option Plan;

The Stock Option Plan of the Corporation is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Common Shares of the Corporation from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was within the thirty days prior to the date of this Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of May 22 , 2013, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

DIRECTOR AND OFFICER LIABILITY INSURANCE

The Corporation has liability insurance coverage through its parent corporation, Neptune. Neptune has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $50,000 deductible per event for Neptune’s directors and officers as a whole. The premium paid by Neptune for the current year of coverage is $115,000.

TERMINATION AND CHANGE OF CONTROL BENEFITS

On March 1, 2013, Neptune and Mr. Henri Harland entered into a three (3) year executive employment agreement (the “Employment Agreement”), subject to automatic renewal, providing that Mr. Harland shall perform the functions of President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. The agreement provides termination and change of control provisions which are summarized as follows.

The Employment Agreement provides that it can be terminated: (i) automatically upon death of the employee, in which case Neptune will award, to the estate of the deceased, compensation equal to half of the highest annual employment income (as defined in the Employment Agreement) (“Annual Income”) earned in the previous three years; (ii) by written consent of the parties, in which case Neptune shall pay the employee, in one lump sum payment, a minimum amount equal to the highest Annual Income earned in the previous three years; (iii) by the employee at any time and for any reason, upon prior written notice of two (2) months, in which case Neptune shall pay the employee an amount agreed upon by mutual consent, but at least equal to the highest Annual Income earned in the previous three years, and in addition, Neptune shall grant in the favour of the employee two blocks of 500,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm, each with an expiration date of five (5) years from the date of grant, each block of 500,000 call options shall be exercisable at the market price at the date of grant or the date of termination, the whole as recognition for years of service, but should the Employment Agreement be terminated by Neptune, for any other reason than for cause, Neptune shall pay twice the amount and grants contemplated hereof ; (iii) by Neptune, if the employee breaches the agreement and there is a just cause to terminate the agreement, without notice or indemnity to the employee.

The employee may, within one hundred twenty (120) days of the occurrence of “fundamental change” as defined in the Employment Agreement (which includes a reduction of salary or of the responsibilities or functions of the employee, the sale or exchange of all or substantially all of the assets of Neptune outside of the ordinary course of business or a change of control of Neptune), voluntarily terminate his employment by giving Neptune thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the Employment Agreement by Neptune for any reason other than just cause, as described above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “Informed Person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than Neptune with respect to the Prepayment Agreement described herein, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule “A”. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of four (4) members of Board of Directors:  Dr. Ronald Denis, Mr. Marc LeBel, Mr. Michel Chartrand and Mr. Martin Godbout. Upon election of the proposed directors, it is expected that the Audit Committee will be composed of three (3) members for the ensuing year: Dr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. Mr. Michel Chartrand, the only non-independent member of the Audit Committee, is not a nominee for election as a director for the ensuing year. All expected future members of the Audit Committee are considered independent.

On January 7, 2013, the Corporation became a NASDAQ-listed public company. From the beginning of the fiscal year February 28, 2013 up until the date the Corporation became a NASDAQ-listed public company, the Corporation was a “venture issuer” as defined in MI 52-110 and relied on the exemption contained in section 6.1 of MI 52-110, which exempted it from the requirements of Part 3 (Composition of Audit Committee). The Corporation is no longer a “venture issuer”, as defined in MI 52-110, and no longer relies on the exemption contained in section 6.1 of MI 52-110. Essentially, this exemption exempts a "venture issuer" from the requirements to have 100% of the members of its audit committee independent, as would otherwise be required by NI 52-110.

Since January 7, 2013, the date that the Corporation no longer qualified for the exemption under Section 6.1 of MI 52-110 relating to the composition of the Audit Committee, to the end of the fiscal year February 28, 2013, the Audit Committee did not hold any meetings.

All current members, and expected future members, of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements. From the experience as described above under the heading “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of each current and expected future member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Ronald Denis – Dr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Dr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Dr. Denis’ experience has contributed to the development of his ability to analyze financial statements and understand GAAP.

Valier Boivin – Mr. Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). He has also been a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he also practices business law. Since January 2009, he has occupied the position of President of the regional economic intervention fund, FIER Ville-Marie, L.P.

Jean-Claude Debard – Mr. Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and Executive President of Group Emil Frey France since 2008. Mr. Debard’s experience as an executive officer has contributed to his understanding of internal controls and procedures for financial reporting and his ability to evaluate financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Audit Committee has not relied on the exemption in section 2.4 (De Minimus Non-audit Services) or an exemption granted under Part 8 (Exemptions) from MI 52-110.

On January 7, 2013, the Corporation became a NASDAQ-listed public company. From the beginning of the fiscal year February 28, 2013 up until the date the Corporation became a NASDAQ-listed public company, the Corporation was a “venture issuer” as defined in MI 52-110 and relied on the exemption contained in section 6.1 of MI 52-110, which exempted it from the requirements of Part 3 (Composition of Audit Committee). Essentially, this exemption exempts a "venture issuer" from the requirements to have 100% of the members of its audit committee independent, as would otherwise be required by NI 52-110.

The Corporation is no longer a “venture issuer”, as defined in MI 52-110, and no longer relies on the exemption contained in section 6.1 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended February 28, 2013, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $35,000 to the Corporation for audit fees. For the fiscal year ended February 29, 2012, these fees were $40,000 to the Corporation.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2013, and February 29, 2012 KPMG LLP , chartered accountants of Montréal, the Corporation’s external auditors, billed respectively $33,500 and $30,750 to the Corporation (IFRS consultations, translation).

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed a total of $7,500 to the Corporation for tax fees for fiscal year ended February 28, 2013 and a total of $7,000 to the Corporation for the fiscal period ended February 29, 2012. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 28, 2013 and February 29, 2012.

CORPORATE GOVERNANCE

Independent directors

The Board of Directors considers that Dr. Ronald Denis, Mr. Marc LeBel and Mr. Martin Godbout are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. The Board also considers that Mr. Valier Boivin and Mr. Jean-Claude Debard, both nominees for election as directors, are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors.

Directors who are not independent

The Board of Directors considers that Mr. Henri Harland, Mr. Michel Chartrand are not “independent” within the meaning of NI 52-110, as it applies to the Board of Directors in that Mr. Henri Harland and Mr. Michel Chartrand are or were executive officers and employees of either the Corporation or its parent, Neptune. The Board also considers that Mr. Harlan Waksal is not “independent” within the meaning of NI 52-110, as it applies to the Board of Directors in that Mr. Harlan Waksal is an executive officers and employee of either the Corporation or its parent, Neptune.

Majority of directors are independent

The Board of Directors considers that three of the five members of the Board are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors of the Board are independent. Upon the election of the proposed directors, three of the five members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors.

Dr. Ronald Denis, Mr. Henri Harland and Mr. Michel Chartrand, all directors of the Board, also sit on Neptune and NeuroBiopharm’s Boards of Directors.

Independent directors do not regularly scheduled closed meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meetings.

Attendance record of directors for Board meetings

During the financial year ended February 28, 2013, the Board of Directors held five (5) meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members for the Year Ended February 28, 2013	Meeting Attendance for the Year Ended February 28, 2013	Telephone Meeting Attendance for the Year Ended February 28, 2013
Henri Harland	4/4	1/1
Marc LeBel	4/4	1/1
Ronald Denis	4/4	1/1
Michel Chartrand	4/4	1/1
Martin Godbout	4/4	1/1

Chairman of the Board

Dr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

Board Mandate

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis.

Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated / updated on a particular topic.

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (R.S.Q. S-31.1), a director of the Corporation must immediately disclose to the Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining compensation.

With respect to the compensation of the Corporation’s officers, see “Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI 52-110. The Compensation Committee is currently composed of three (3) members of Board of Directors:  Dr. Ronald Denis, Mr. Marc Lebel, and Mr. Martin Godbout. Upon election of the proposed directors, it is expected that the Compensation Committee will be composed of three (3) members for the ensuing year: Dr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee. The Corporate Governance Committee is currently composed of four (4) members of Board of Directors:  Mr. Henri Harland, Dr. Ronald Denis, Mr. Marc Lebel, and Mr. Martin Godbout. Of this number, one member, Mr. Henri Harland, is not considered independent. Upon election of the proposed directors, it is expected that the Corporate Governance Committee will be composed of five (5) members for the ensuing year: Mr. Henri Harland, Dr. Ronald Denis, Mr. Valier Boivin, Mr. Jean-Claude Debard and Mr. Harlan Waksal. Of this number, two members, Mr. Henri Harland and Mr. Harlan Waksal, are not considered independent.

Assessments

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

PENSION BENEFIT PLANS

The Corporation has no pension benefit plans.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as of May 22, 2013

By order of the Board of Directors of the Corporation

/s/ Ronald Denis
_____________________________________
Dr. Ronald Denis
Chairman of the Board

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)
that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.